UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2025 (June 23, 2025)

Columbus Circle Capital Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42653	99-3947168
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Columbus Circle, 24th Floor
New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 792-5600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	CCCMU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CCCM	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCCMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On June 23, 2025 (the “Effective Date”), Columbus Circle Capital Corp I, a Cayman Islands exempted company (“CCCM”), ProCap Financial, Inc., a Delaware corporation (“Pubco” or “ProCap Financial”), Crius SPAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Crius Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”) and Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation (the “Seller”), entered into a business combination agreement (the “Business Combination Agreement” and, together with the Convertible Note Financing (as defined below), the Preferred Equity Investment (as defined below) and other transactions contemplated by the Business Combination Agreement, the “Proposed Transactions”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, (i) at least one business day prior to the closing (the “Closing”) of the Proposed Transactions, CCCM will de-register from the Register of Companies in the Cayman Islands by way of continuation and re-register in the State of Delaware so as to become a Delaware corporation (the “Conversion”), and (ii) upon the Closing, (x) SPAC Merger Sub will merge with and into CCCM, with CCCM continuing as the surviving entity (the “SPAC Merger”), and each outstanding security of CCCM immediately prior to the effective time of the SPAC Merger shall automatically be cancelled in exchange for the right to receive substantially equivalent securities of ProCap Financial, and (y) Company Merger Sub will merge with and into ProCap BTC, with ProCap BTC continuing as the surviving entity (the “Company Merger”, and together with SPAC Merger, the “Mergers”), and with the members of ProCap BTC (the “ProCap Holders”) receiving, in exchange for their membership interests in ProCap BTC, shares of common stock, par value $0.0001 per share, of ProCap Financial (“Pubco Stock”), including certain adjustment shares of Pubco Stock as described below. As a result of the Business Combination, CCCM and ProCap BTC will become wholly-owned subsidiaries of ProCap Financial, and ProCap Financial will become a publicly traded company, all in accordance with applicable law and upon the terms and subject to the conditions set forth in the Business Combination Agreement.

As consideration for the Company Merger, Seller, the holder of all of the common units of ProCap BTC (the “Common Units”), will receive a number of shares of Pubco Stock equal to: (i) 10,000,000, plus (ii) fifteen percent (15%) of the Adjustment Shares (as defined below) (such shares, the “Common Merger Consideration Shares”).

As consideration for the Company Merger, holders of the preferred units (the “Preferred Units”) of ProCap BTC (the “Preferred Unit Holders”) will receive an aggregate number of shares of Pubco Stock equal to: (i) the product of (A) the number of Preferred Units outstanding immediately prior to the Company Merger multiplied by (B) 1.25 plus (ii) eighty five percent (85%) of the Adjustment Shares (the “Preferred Merger Consideration Shares” and together with the Common Merger Consideration Shares, the “Merger Consideration Shares”). Each Preferred Unit Holder shall receive its pro rata share of the Preferred Merger Consideration Shares, based on the number of Preferred Units owned by such Preferred Unit Holder immediately prior to the Closing.

The “Adjustment Shares” refer to a number of shares of Pubco Stock equal to (i) the product of (A) (I) the quotient obtained by dividing (x) the price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate - New York Variant (the “Reference Rate”) for the ten (10)-day period ending on the third (3rd) business day prior to the Closing Date (the “Closing Bitcoin Price”), subject to a maximum price of $200,000 by (y) the time weighted average price for the period of time during which the Purchased Bitcoin (as defined below) was acquired (the “Signing Bitcoin Price”) (II) minus 1, multiplied by (B) $516.5 million, divided by (ii) $10.00.

ProCap BTC agreed to purchase bitcoin using the gross proceeds of the Preferred Equity Investment within fifteen (15) days following the Effective Date (the “Purchased Bitcoin”), and such Purchased Bitcoin shall be placed into a custody account in accordance with a custody agreement by and between ProCap BTC and Anchorage Digital Bank, N.A., as custodian.

The press release previously issued by ProCap BTC and CCCM on June 23, 2025, which announced the Proposed Transactions, mistakenly referred to the “traded weighted average price” in connection with the Signing Bitcoin Price. However, as noted and utilized above, the proper reference is to the “time weighted average price.”

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect,” as used in the Business Combination Agreement, means (i) with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries to consummate the Proposed Transactions, in each case subject to certain customary exceptions or (ii) with respect to ProCap BTC, if the average Reference Rate for any consecutive ten (10)-day period is below $25,000; provided, that if the average Reference Rate subsequently rises above $25,000 for any consecutive ten (10)-day period, there shall not be any deemed Material Adverse Effect. Certain representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants

The Business Combination Agreement contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other party, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the parties to use their reasonable best efforts to consummate the Proposed Transactions. This includes certain obligations of ProCap Financial and CCCM with regards to carrying out the Convertible Note Financing in connection with the Closing.

CCCM, ProCap BTC and ProCap Financial agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of Pubco Stock to ProCap Holders and to CCCM shareholders, and containing a proxy statement/prospectus for the purpose of CCCM soliciting proxies from the CCCM shareholders to approve, at an extraordinary general meeting of CCCM shareholders (the “CCCM Shareholder Meeting”), the Business Combination Agreement, the Proposed Transactions and related matters (the “CCCM Shareholder Approval Matters”) and providing CCCM shareholders an opportunity, in accordance with CCCM’s organizational documents and initial public offering prospectus, to have their Class A ordinary shares, par value $0.0001 per share, of CCCM (the “Class A Ordinary Shares”) redeemed.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of ProCap Financial (the “Pubco Board”) will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such initial term effective from the Closing until the first annual meeting of the ProCap Financial stockholders after the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such initial term effective from the Closing until the second annual meeting of the ProCap Financial stockholders after the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third a class of directors, the Class III Directors serving a three (3) year term. The Pubco Board will consist of seven (7) individuals, five (5) of whom are to be designated by the ProCap BTC, one of whom shall be Anthony Pompliano (who, upon the Closing, shall also be the chairman of the board of directors and the Chief Executive Officer of ProCap Financial), at least four (4) of whom shall be required to qualify as an independent director under Nasdaq rules and any other independence criteria required by applicable law, one (1) person designated by CCCM, who shall either be a Class II or Class III Director, and one (1) person whom shall be required to qualify as an independent director under Nasdaq rules (who shall be the lead independent director) mutually selected by Columbus Circle 1 Sponsor Corp LLC (the “Sponsor”) and ProCap BTC.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Proposed Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the CCCM Shareholder Approval Matters; (ii) approval of the Proposed Transactions by the ProCap Holders; (iii) the consummation of the Proposed Transactions not being prohibited by applicable law or order; (iv) effectiveness of the Registration Statement; (v) the shares of Pubco Stock having been approved for listing on Nasdaq; (vi) the Convertible Note Financing having been fully funded; and (vii) expiration of certain regulatory waiting periods and approval of any necessary governmental approvals.

The obligations of CCCM to consummate the Proposed Transactions are also subject to, among other things (i) the representations and warranties of ProCap BTC, ProCap Financial, Merger Subs and Seller being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by ProCap BTC, ProCap Financial, the Merger Subs and Seller with their respective pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to ProCap BTC or Seller, (iv) the Non-Competition Agreement (as defined below) and the Services Agreement (as defined below) are in full force and effect as of the Closing, (v) Anthony Pompliano, having been appointed serving as the chief executive officer of ProCap Financial as of the Closing, and (vi) each key employee of ProCap Financial having entered into new employment agreements in a form mutually satisfactory to CCCM and ProCap BTC.

The obligations of ProCap BTC, ProCap Financing, Merger Subs and Seller to consummate (or cause to be consummated) the Proposed Transactions are also subject to, among other things: (i) the representations and warranties of CCCM being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by CCCM with its pre-closing covenants; (iii) no occurrence of a Material Adverse Effect with respect to CCCM since the date of the Business Combination Agreement which is continuing and uncured; and (iv) the Conversion having been consummated.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of CCCM and ProCap BTC; (ii) by CCCM or ProCap BTC if the consummation of the Proposed Transactions is prohibited by order of a government authority sitting in a competent jurisdiction; (iii) by Seller within ten (10) business days following the date CCCM’s board of directors changes its recommendation with respect to the Proposed Transactions and fails to call, give notice of, convene or hold the CCCM Shareholder Meeting as required by the Business Combination Agreement; (iv) by ProCap BTC or CCCM if a CCCM Shareholder Meeting is held and Shareholder Approval is not received; (v) by ProCap BTC LLC in connection with a breach of a representation, warranty, covenant or other agreement by CCCM, if the breach would result in the failure of a related condition to Closing, subject to certain cure periods; (vi) by CCCM in connection with a breach of a representation, warranty, covenant or other agreement by ProCap BTC or Seller, if the breach would result in the failure of a related condition to Closing, subject to certain cure periods; (vii) by CCCM if certain required financial statements have not been delivered to by ProCap BTC by forty five (45) days of the Effective Date, subject to an automatic fifteen (15)-day extension if ProCap BTC is cooperating in good faith to delivery such financial statements; (viii) by CCCM if ProCap BTC experiences a Material Adverse Effect following the Effective Date of the Business Combination Agreement; or (ix) by either CCCM or ProCap BTC if the Closing has not occurred on or before the date that is ten (10) months from the date of the Business Combination Agreement (the “Original Outside Date”), subject to an automatic extension if as of the Original Outside Date, the SEC has not declared the Registration Statement effective or Nasdaq has not approved the listing of the Pubco Stock, to the later of one (1) month following (x) the Original Outside Date or (y) the date of most recent submission to the SEC or Nasdaq.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement, except that CCCM and ProCap BTC will each be responsible for fifty percent (50%) of all fees and costs associated with preparing and filing the Registration Statement with the SEC and submitting the listing application to Nasdaq. The parties will continue to remain liable to the other parties following termination of the Business Combination Agreement for willful breach or claims as to fraud under the Business Combination Agreement.

Trust Account Waiver

ProCap BTC, Pubco, Merger Subs and Seller agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CCCM’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CCCM entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Columbus Circle I Sponsor Corp LLC, a Delaware limited liability company (the “Sponsor”) and ProCap Financial, pursuant to which, among other things, the Sponsor agreed to (i) vote its Class A ordinary shares and Class B ordinary shares of CCCM (collectively, the “Ordinary Shares”) in favor of the Proposed Transactions and each of the CCCM Shareholder Approval Matters; (ii) vote its Ordinary Shares against any alternative transactions; (iii) vote against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CCCM (other than the Proposed Transactions); and (iv) comply with the restrictions imposed by the Insider Letter (as defined below), including the restrictions on transfer and redeeming CCCM Ordinary Shares in connection with the Proposed Transactions.

Further, pursuant to that certain Sponsor Support Agreement, the parties agreed that at the Closing, they would enter into an amendment to the letter agreement, dated as of May 15, 2025 (the “Insider Letter”) by and among the Sponsor, CCCM, and CCCM’s directors and officers, in order to add Pubco as a party.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of the Closing or the termination of the Business Combination Agreement pursuant to its terms.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreement

In connection with the execution and delivery of the Business Combination Agreement, Seller entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with ProCap Financial, pursuant to which Seller agreed that the Merger Consideration Shares received by Seller will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The securities held by Seller will be locked up until the earlier of (i) six (6) months after the date of the Closing and (ii) the date on which ProCap Financial consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of CCCM shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

The form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Non-Competition Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, ProCap Financial, CCCM, ProCap BTC and Mr. Anthony Pompliano entered into a Non-Competition and Non-Solicitation Agreement, pursuant to which, until the earlier of (i) the date that is eighteen (18) months following the Closing Date and (ii) the date that is six (6) months after such date as Mr. Pompliano ceases to be a Control Person of ProCap BTC or ProCap Financial, Mr. Pompliano will not, directly or indirectly, become a Control Person of a public company with a primary portion of its business comprised of pursuing a bitcoin treasury strategy program. For purposes of the Non-Competition Agreement, “Control Person” shall mean (x) the chairman of a board of directors, chief executive officer or president, or (y) the owner of such equity interests or right to acquire equity interests of a Person which entitles the holder thereof to the ability to manage or control such Person.

The Non-Competition Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Non-Competition Agreement and the terms of which are incorporated by reference herein.

Voting Agreement

In connection with the execution and delivery of the Business Combination Agreement, CCCM, ProCap BTC and Seller have entered into a Voting and Support Agreement (the “Voting Agreement”) pursuant to which as promptly as reasonably practicable, and in any event within two (2) business days following the date on which the Registration Statement is declared effective under the Securities Act, Seller shall duly execute and deliver a written consent pursuant to which Seller shall approve (i) the Business Combination Agreement, the Ancillary Documents to which ProCap BTC is a party and the Proposed Transactions, (ii) any amendments to the organizational documents of ProCap BTC, to the extent required or advisable in connection with the Proposed Transactions, and (iii) all other actions in support and required in furtherance of the Business Combination Agreement, the Ancillary Documents to which ProCap BTC is a party, and the Proposed Transactions.

The Voting Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Voting Agreement and the terms of which are incorporated by reference herein.

Services Agreement

In connection with the execution and delivery of the Business Combination Agreement, Seller and ProCap BTC entered into an Investment Consulting and Marketing Services Agreement (the “Services Agreement”). Pursuant to the Services Agreement, Seller agreed to provide certain services to ProCap Financial. The services shall be provided pursuant to statements of work. The Services Agreement has a term of four (4) years following the Effective Date and will automatically renew for a subsequent one (1) year term, unless either party gives the other party at least sixty (60) days’ prior written notice of non-renewal or otherwise terminates the Services Agreement or any statement of work as set forth therein.

The Services Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Services Agreement and the terms of which are incorporated by reference herein.

Preferred Equity Subscription Agreement

In connection with the execution of the Business Combination Agreement, certain “qualified investors” (defined to include “qualified institutional buyers” (“QIBS”), as defined in Rule 144A of the Securities Act, and institutional “accredited investors”, as defined in Rule 501 of Regulation D) (the “Preferred Equity Investors”) each entered into a Preferred Equity Subscription Agreement (collectively, the “Preferred Equity Subscription Agreements”) with CCCM, ProCap Financial and ProCap BTC, pursuant to which the Preferred Equity Investors subscribed to purchase an aggregate of 51,650,000 non-voting preferred units of ProCap BTC (“Preferred Units”), at a purchase price of $10.00 per unit in a private placement, for an aggregate amount of $516.5 million of such Preferred Units (the “Preferred Equity Investment,”). The purchase price for the Preferred Units was paid in cash. Additionally, each Preferred Equity Subscriber executed a joinder agreement to that certain Limited Liability Company Operating Agreement of ProCap BTC, dated as of June 22, 2025, by and among ProCap BTC and the members identified therein (the “LLC Agreement”), pursuant to which each Preferred Equity Subscriber accepted the rights, duties and obligations set forth in the LLC Agreement and became a preferred member of ProCap BTC.

As described above, all of the proceeds from the Preferred Equity Investment will be used by ProCap BTC to the Purchased Bitcoin, which Purchased Bitcoin will be held in a custodial account until the Closing, upon which it will be contributed to ProCap Financial. If the Closing does not occur, the Preferred Equity Investors will have the right to receive their respective pro rata portion of the Purchased Bitcoin, or may elect to liquidate their pro rata portion of the Purchased Bitcoin for cash.

Pursuant to the Preferred Equity Subscription Agreements, ProCap BTC agreed to use commercially reasonable efforts to cause ProCap Financial to register the Pubco Stock into which the Preferred Units will be converted pursuant to the Business Combination Agreement upon the Closing, on the Registration Statement. To the extent that any such shares of Pubco Stock are unable to be included in the Registration Statement, ProCap Financial agreed to certain customary resale registration rights, including that, within 45 calendar days after the Closing, ProCap Financial will file with the SEC (at ProCap Financial’s sole cost and expense) a registration statement registering the resale of such Pubco Common Stock (the “Resale Registration Statement”), and ProCap Financial shall use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days after the Closing, which may be extended an additional 30 calendar days upon certain circumstances.

The form of Preferred Equity Subscription Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Preferred Equity Subscription Agreement and the terms of which are incorporated by reference herein.

Convertible Notes Subscription Agreement

In connection with the execution of the Business Combination Agreement, certain qualified investors (the “Convertible Note Investors”) each entered into a subscription agreement (collectively, the “Convertible Note Subscription Agreements”) with ProCap BTC, ProCap Financial and CCCM pursuant to which, upon the Closing (the “Issuance Date”), the Convertible Note Investors agreed to purchase convertible notes issued by ProCap Financial (“Convertible Notes”), in an aggregate principal amount of $235 million, for an aggregate purchase price equal to 97% of the aggregate principal amount of the Convertible Notes (the “Convertible Note Financing”). The Convertible Note Financing will be funded and contingent upon the Closing.

The Convertible Notes will have a 130% conversion rate, zero interest rate, maturity of up to 36 months, and will be two (2) times collateralized by cash, cash equivalents and certain bitcoin assets. U.S. Bank National Trust, N.A. will serve as collateral agent and trustee with regard to the Convertible Notes and associated indenture and security arrangements. Proceeds from the Convertible Note Financing are expected to be utilized by ProCap Financial for purposes of acquiring additional bitcoin and for working capital purposes. Prior to the Closing, the parties intend to take actions necessary for the Convertible Notes to have an associated 144A CUSIP number to facilitate the possibility of future post-Closing trading amongst QIBS; however, the Convertible Notes are not expected to otherwise be registered or tradeable.

In addition, ProCap Financial and CCCM shall have the option to increase the number of Convertible Notes available (such notes, the “Upsize Notes”) for purchase after the date set forth in the Convertible Note Subscription Agreement (the “Upsize Option”). ProCap Financial and CCCM may elect to exercise the Upsize Option one time prior to the Closing. In the event that ProCap Financial and CCCM exercise the Upsize Option, each Convertible Note Investor shall have a right of first refusal to purchase its pro rata portion. Each Convertible Note Investor’s pro rata portion will be calculated based on the Convertible Note Investor’s subscription amount relative to the aggregate subscription amount of all of the initial Convertible Note Investors who subscribed upon the Effective Date, on the same terms and conditions as those offered in the Convertible Notes Subscription Agreement.

The form of Convertible Notes Subscription Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Convertible Notes Subscription Agreement and the terms of which are incorporated by reference herein.

The Preferred Units of ProCap BTC that were be issued in connection with the Preferred Equity Investment and the securities of ProCap BTC to be issued in connection with the Convertible Note Financing are not registered under the Securities Act, and are issued in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, as well as similar exemptions under applicable state securities laws. No such securities may be offered or sold in the United States in the absence of an effective registration statement or exemption from applicable registration requirements.

Additional Information and Where to Find It

ProCap Financial and CCCM intend to file with the SEC the Registration Statement, which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Proposed Transactions. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial and the Preferred Units of ProCap BTC sold in connection with the Proposed Transactions has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their equity holders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative of CCM or ProCap Financial, nor shall there be any sale of any such securities, commodities, instruments or related derivatives in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities, commodities, instruments or derivatives shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of Pubco Stock to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after Closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the Closing of the Proposed Transactions or at any time after the Closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the Closing; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this Current Report does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*†	Business Combination Agreement as of June 23, 2025, by and among CCCM, ProCap Financial, ProCap BTC, Company Merger Sub, SPAC Merger Sub, and Seller.
10.1†	Sponsor Support Agreement, dated as of June 23, 2025, by and among CCCM, Sponsor, ProCap Financial.
10.2†	Lock-Up Agreement, dated as of June 23, 2025, by and between Seller and ProCap Financial.
10.3*†	Non-Competition Agreement, dated as of June 23, 2025, by and among CCCM, ProCap BTC, ProCap Financial and Anthony Pompliano.
10.4†	Voting and Support Agreement, dated as of June 23, 2025, by and among Seller, ProCap BTC and ProCap Financial.
10.5*	Services Agreement, dated as of June 23, 2025, by and between Seller and ProCap BTC.
10.6*†	Form of Preferred Equity Subscription Agreement by and among ProCap BTC, ProCap Financial, CCCM, and the Subscriber thereto.
10.7*†	Form of Convertible Note Subscription Agreement by and among ProCap BTC, ProCap Financial, CCCM, and the Subscriber thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). CCCM agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, CCCM may request confidential treatment of omitted items.
†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Columbus Circle Capital Corp. I

By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer

Dated: June 27, 2025